UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

Explanatory Note

This Report of Foreign Private Issuer on Form 6-K/A (this “Amended Report”) is furnished to amend and restate in its entirety the Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission by KB Financial Group Inc. on March 31, 2015 (the “Original Report”) solely to provide further details regarding the standard and method for calculating compensation to directors in “5.3 Compensation to Directors — 5.3.1. Compensation to Directors (including Non-executive Directors) and Audit Committee Members” of the Original Report. There are no other changes to the Original Report reflected in this Amended Report.

Summary of Business Report for Fiscal Year 2014

On March 31, 2015, KB Financial Group Inc. (“KB Financial Group”) filed its business report for the fiscal year ended December 31, 2014 (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.

Except where indicated otherwise, financial information contained in this summary (and in the attached review report) have been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“K-IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “KB Financial Group,” “we,” “us” or the “Company” are to KB Financial Group and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

1.	Introduction to the Company

1.1.	Business Purpose

KB Financial Group is a financial holding company that was established in September 2008. Its main business purpose is to hold shares in companies that are engaged in financial or related services, as well as govern and manage such companies. Its consolidated subsidiaries are primarily engaged in the banking business, as well as the credit card business, the financial investment business, the insurance business and other related businesses.

1.2.	History

•	September 26, 2008

Obtained final approval from the Financial Services Commission to establish a financial holding company

•	September 29, 2008

Establishment of the Company through a comprehensive stock transfer and listing on the New York Stock Exchange

•	October 10, 2008

Listing on the Korea Exchange

•	October 20, 2008

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	October 31, 2008

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	May 4, 2009

Added Kookmin Bank Cambodia PLC as a second-tier subsidiary

•	June 22, 2009

Added KB Life Insurance Co., Ltd., formerly a second-tier subsidiary, as a first-tier subsidiary

•	September 28, 2009

Added Burrill-KB Life Sciences Fund as a second-tier subsidiary

•	December 1, 2009

Added KB-Glenwood Private Equity Fund No. 1 as a second-tier subsidiary

•	January 22, 2010

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	July 6, 2010

Added KBIC No. 3 PEF as a second-tier subsidiary

•	December 13, 2010

Added KoFC KBIC Frontier Champ 2010-5 PEF as a second-tier subsidiary

•	March 2, 2011

Added KB Kookmin Card Co., Ltd. as a first-tier subsidiary

•	March 14, 2011

KB Futures Co., Ltd. was merged into KB Investment & Securities Co., Ltd.

•	July 8, 2011

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	November 12, 2011

Closed KB Investment & Securities Hong Kong Ltd.

•	January 13, 2012

Added KB Savings Bank Co., Ltd. as a first-tier subsidiary

•	May 11, 2012

Added KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund as a second-tier subsidiary

•	June 8, 2012

Liquidated Burrill-KB Life Sciences Fund Ltd.

•	July 2, 2012

Added KoFC Value-up Private Equity Fund as a second-tier subsidiary

•	October 10, 2012

Added Kookmin Bank (China) Ltd. as a second-tier subsidiary

•	June 20, 2013

Acquisition of the remaining shares of KB Life Insurance Co., Ltd., which increased the Company’s shareholding to 100%

•	September 2, 2013

Added Yehansoul Savings Bank as a first-tier subsidiary

•	January 13, 2014

Merged Yehansoul Savings Bank with KB Savings Bank, with KB Savings Bank as the surviving entity

•	March 20, 2014

Added KB Capital Co., Ltd. as a first-tier subsidiary

•	July 2, 2014

Added Korea GCC Global Cooperation Private Equity Fund as a second-tier subsidiary

1.3.	Overview of the Business Group

(As of December 31, 2014)
Type	Name of Company	Controlling Company	Remarks
Holding Company	KB Financial Group	—	Listed

1st Tier Subsidiaries	Kookmin Bank	KB Financial Group	Not listed
	KB Kookmin Card Co., Ltd.	KB Financial Group	Not listed
	KB Investment & Securities Co., Ltd.	KB Financial Group	Not listed
	KB Life Insurance Co., Ltd.	KB Financial Group	Not listed
	KB Asset Management Co., Ltd.	KB Financial Group	Not listed
	KB Capital Co., Ltd.	KB Financial Group	Listed
	KB Savings Bank Co., Ltd.	KB Financial Group	Not listed
	KB Real Estate Trust Co., Ltd.	KB Financial Group	Not listed
	KB Investment Co., Ltd.	KB Financial Group	Not listed
	KB Credit Information Co., Ltd.	KB Financial Group	Not listed
	KB Data Systems Co., Ltd.	KB Financial Group	Not listed

2nd Tier Subsidiaries	Kookmin Bank Hong Kong Ltd.	Kookmin Bank	Not listed
	Kookmin Bank International Ltd.	Kookmin Bank	Not listed
	Kookmin Bank Cambodia PLC	Kookmin Bank	Not listed
	Kookmin Bank (China) Ltd.	Kookmin Bank	Not listed

	KB-Glenwood Private Equity Fund No. 1	KB Investment & Securities	Not listed

	NPS-KBIC Private Equity Fund No. 1	KB Investment	Not listed
	KBIC No. 3 PEF	KB Investment	Not listed
	KoFC KBIC Frontier Champ 2010-5 PEF	KB Investment	Not listed
	KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund	KB Investment	Not listed
	KoFC Value-up Private Equity Fund	KB Investment	Not listed
	Korea GCC Global Cooperation PEF	KB Investment	Not listed

Notes:

(1)	On January 13, 2012, KB Savings Bank Co., Ltd. was added as a first-tier subsidiary.
(2)	On May 11, 2012, KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund was added as a second-tier subsidiary.
(3)	On June 8, 2012, Burrill-KB Life Sciences Fund Ltd. was liquidated.
(4)	On July 2, 2012, KoFC Value-up Private Equity Fund was added as a second-tier subsidiary.
(5)	On October 10, 2012, Kookmin Bank (China) Ltd. was added as a second-tier subsidiary.
(6)	On September 2, 2013, Yehansoul Savings Bank was added as a first-tier subsidiary. On January 13, 2014, Yehansoul Savings Bank was merged with KB Savings Bank with KB Savings Bank as the surviving entity. Accordingly, Yehansoul Savings Bank is no longer a first-tier subsidiary of KB Financial Group.
(7)	On Mar 20, 2014, KB Capital Co., Ltd. was added as a first-tier subsidiary.
(8)	On July 2, 2014, Korea GCC Cooperation Private Equity Fund was added as a second-tier subsidiary.

1.4.	Capital Structure

1.4.1.	Common Shares

Capital Increase

(As of December 31, 2014)					(Unit: Won, shares)
Issue Date	Type	Number	Par Value	Issue Price	Remarks
September 29, 2008	Common Stock	356,351,693	5,000	48,444	Establishment of the Company
September 2, 2009	Common Stock	30,000,000	5,000	37,250	Rights offering to existing shareholders; % increase in number of common shares: 8.41865%

Number of Shares

(As of December 31, 2014)	(Unit: shares)
	Type
	Common Stock	Total
Shares Authorized for Issuance	1,000,000,000	1,000,000,000
Shares Issued (A)	386,351,693	386,351,693
Treasury Stock (B)	—	—
Shares Outstanding (A-B)	386,351,693	386,351,693

1.4.2.	Voting Rights

(As of December 31, 2014)
Items		Number of shares	Notes
Total number of issued shares	Common shares	386,351,693	—

	—	—	—
Shares without voting rights	—	—	—
Shares for which voting rights cannot be exercised pursuant to the Articles of Incorporation	—	—	—
Shares for which voting rights are restricted under relevant laws and regulations	—	—	—
Shares with restored voting rights	—	—	—
Total shares for which voting rights may be exercised	Common shares	386,351,693	—

	—	—	—

1.5.	Dividends

Items		January 1, 2014 to December 31, 2014	January 1, 2013 to December 31, 2013(1)	January 1, 2012 to December 31, 2012(2)
Par value per share (Won)		5,000	5,000	5,000
(Consolidated) Net income (Won in Millions)		1,400,722	1,271,502	1,731,034
Earnings per share (Won)		3,626	3,291	4,480

Total cash dividends (Won in Millions)		301,354	193,176	231,811

Total stock dividends (Won in Millions)		—	—	—

(Consolidated) Cash dividend payout ratio (%)		21.5	15.2	13.4
Cash dividend yield (%)	Common Shares	2.0	1.2	1.6
	—	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	—	—	—	—
Cash dividend per share (Won)	Common Shares	780	500	600
	—	—	—	—
Stock dividend per share (Shares)	Common Shares	—	—	—
	—	—	—	—

(1)	Net income and earnings per share for the period ended December 31, 2013 have been restated to reflect adjustments resulting from retroactive application of a change in accounting policy with respect to uncertain tax position.
(2)	Net income and earnings per share for the period ended December 31, 2012 have been restated to reflect adjustments resulting from retroactive application of amendments to the K-IFRS 1019.

2.	Business

2.1.	Results of Operations

			(Unit: in millions of Won)
	For the year ended December 31, 2014	For the year ended December 31, 2013(1)	For the year ended December 31, 2012(2)
Net interest income	6,415,775	6,522,832	7,037,783
Interest income	11,635,296	12,356,930	14,210,106
Interest expense	(5,219,521)	(5,834,098)	(7,172,323)
Net fee and commission income	1,382,729	1,479,239	1,566,706
Fee and commission income	2,666,185	2,657,365	2,753,876
Fee and commission expense	(1,283,456)	(1,178,126)	(1,187,170)
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	439,198	756,822	811,964
Net other operating income (expenses)	(1,040,909)	(1,304,765)	(1,531,942)
General and administrative Expenses	(4,009,694)	(3,983,564)	(3,845,610)
Operating profit before provision for credit losses	3,187,099	3,470,564	4,038,901
Provision for credit losses	(1,227,976)	(1,443,572)	(1,606,703)
Net operating profit	1,959,123	2,026,992	2,432,198

*	Note: Based on K-IFRS (on a consolidated basis).
(1)	Restated to reflect adjustments resulting from retroactive application of a change in accounting policy with respect to uncertain tax positions.
(2)	Restated as a result of retroactive application of the adoption of K-IFRS 1110 and an amendment to K-IFRS 1019.

2.2.	Sources and Uses of Funds

2.2.1.	Sources of Funds

								(Unit: in millions of Won, %)
		For the year ended December 31, 2014			For the year ended December 31, 2013(1)			For the year ended December 31, 2012(2)
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Deposits	186,833,286	2.20	63.76	180,330,345	2.49	63.39	181,850,183	3.10	64.01
	Certificate of deposit	1,689,157	2.71	0.58	1,780,230	3.01	0.63	1,734,611	3.88	0.61
	Borrowings	5,456,405	2.52	1.86	5,187,862	2.58	1.82	5,308,486	2.86	1.87
	Call money	3,177,907	2.36	1.08	3,716,812	2.57	1.31	3,562,595	3.02	1.25
	Debentures	24,966,578	3.80	8.52	22,072,602	4.31	7.76	21,002,427	5.17	7.39
	Other	3,298,600	2.80	1.13	3,199,161	2.74	1.12	3,188,139	3.59	1.12

Subtotal		225,421,933	2.40	76.93	216,287,012	2.69	76.03	216,646,441	3.30	76.25

Foreign currency	Deposits	5,087,884	0.52	1.74	5,172,485	0.79	1.82	5,289,517	0.97	1.86
	Borrowings	6,071,393	0.52	2.07	6,961,080	0.59	2.45	8,339,079	0.91	2.96
	Call money	985,695	0.30	0.34	961,747	0.41	0.34	1,224,909	0.55	0.43
	Debentures	3,082,838	2.74	1.05	3,248,259	7.33	1.14	3,549,616	4.96	1.25
	Other	212,797	1.14	0.07	260,195	1.14	0.09	203,426	1.34	0.07

Subtotal		15,440,607	0.96	5.27	16,603,766	1.97	5.84	18,666,547	1.68	6.57

Other	Total shareholders’ equity	26,872,801	—	9.17	25,825,011	—	9.08	24,431,702	—	8.61
	Allowances	765,895	—	0.26	736,008	—	0.26	901,913	—	0.32
	Other	24,543,634	—	8.37	25,043,332	—	8.79	23,452,276	—	8.25

Subtotal		52,182,330	—	17.80	51,604,351	—	18.13	48,785,891	—	17.18

Total		293,044,870	—	100.00	284,495,129	—	100.00	284,098,879	—	100.00

Note: Based on K-IFRS (on a consolidated basis).

(1)	Restated to reflect adjustments resulting from retroactive application of a change in accounting policy with respect to uncertain tax positions.
(2)	Restated as a result of retroactive application of the adoption of K-IFRS 1110 and an amendment to K-IFRS 1019.

2.2.2.	Uses of Funds

								(Unit: in millions of Won, %)
		For the year ended			For the year ended			For the year ended
		December 31, 2014			December 31, 2013(1)			December 31, 2012(2)
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won currency	Due from banks	6,534,133	2.56	2.23	4,921,197	2.75	1.73	3,978,175	3.66	1.40
	Securities	43,889,573	3.81	14.98	45,223,896	3.63	15.90	45,292,632	4.39	15.94
	Loans	195,609,187	4.16	66.75	186,666,145	4.62	65.61	188,233,803	5.43	66.27
	Guarantee payments under payment guarantee	51,156	0.76	0.02	48,836	1.34	0.02	68,419	0.73	0.02
	Call loan	642,821	2.35	0.22	1,113,932	2.76	0.39	1,581,952	3.20	0.56
	Private placement corporate bonds	692,993	4.83	0.24	669,077	5.34	0.24	679,954	6.78	0.24
	Credit cards	11,309,156	9.86	3.86	11,608,865	10.70	4.08	12,076,314	11.14	4.25
	Other	8,231,500	5.47	2.81	7,005,212	5.75	2.45	4,881,932	6.00	1.72
	Allowance	(2,844,954)	—	(0.97)	(3,337,963)	—	(1.17)	(3,514,211)	—	(1.25)

Subtotal		264,115,565	4.39	90.14	253,919,197	4.77	89.25	253,278,970	5.57	89.15

Foreign currency	Due from banks	1,277,335	1.81	0.43	984,258	1.10	0.35	829,485	1.79	0.29
	Securities	815,219	3.17	0.28	1,039,047	2.38	0.37	1,237,230	3.06	0.44
	Loans	8,347,507	1.81	2.85	9,151,081	1.99	3.22	9,746,662	2.24	3.43
	Call loan	1,869,308	0.81	0.64	1,778,838	0.55	0.62	1,728,696	0.70	0.61
	Bills bought	2,232,263	1.30	0.76	2,357,512	1.46	0.83	2,931,390	1.97	1.03
	Allowance	(197,375)	—	(0.07)	(166,194)	—	(0.06)	(178,772)	—	(0.06)
	Other	2,470	—	0.00	2,354	—	0.00	1,899	—	0.00

Subtotal		14,346,727	1.70	4.89	15,146,896	1.73	5.33	16,296,590	2.09	5.74

Other	Cash	1,659,230	—	0.57	1,629,765	—	0.57	1,617,802	—	0.57
	Fixed assets held for business	3,196,710	—	1.09	3,190,345	—	1.12	3,211,797	—	1.13
	Other	9,726,638	—	3.31	10,608,926	—	3.73	9,693,720	—	3.41

Subtotal		14,582,578	—	4.97	15,492,036	—	5.42	14,523,319	—	5.11

Total		293,044,870	—	100.00	284,495,129	—	100.00	284,098,879	—	100.00

Note: Based on K-IFRS (on a consolidated basis).

(1)	Restated to reflect adjustments resulting from retroactive application of a change in accounting policy with respect to uncertain tax positions.
(2)	Restated as a result of retroactive application of the adoption of K-IFRS 1110 and an amendment to K-IFRS 1019.

2.3.	Other Information to Consider in Making an Investment Decision

2.3.1.	Capital Adequacy

KB Financial Group			(Unit: in millions of Won, %)
	As of December 31, 2014(1)	As of December 31, 2013(1)	As of December 31, 2012(2)
Total Capital (A)	28,347,675	27,296,535	26,907,004
Risk-weighted assets (B)	182,485,957	177,514,060	193,510,143
BIS ratio (A/B)(3)	15.53	15.38	13.90

*	Note: Based on K-IFRS (on a consolidated basis).
(1)	Calculated in accordance with Basel III
(2)	Calculated in accordance with Basel I

Kookmin Bank			(Unit: in billions of Won, %)
	As of December 31, 2014(1)	As of December 31, 2013(1)	As of December 31, 2012 (2)
Total Capital (A)	23,422	22,624	21,391
Risk-weighted assets (B)	146,690	146,743	148,544
BIS ratio (A/B)	15.97	15.42	14.40

(1)	Calculated in accordance with Basel III
(2)	Calculated in accordance with Basel II

2.3.2.	Credit ratings

Date of Rating	Evaluated Securities	Credit Rating	Company (Ratings Range)	Evaluation

03/14/2014 03/14/2014 03/14/2014	Debentures Debentures Debentures	AAA AAA AAA	Korea Ratings (AAA ~ D) KIS Ratings (AAA ~ D) NICE Investors Service(2) (AAA ~ D)	Stable Stable Stable

12/07/2011	Commercial Paper(1)	A1	Korea Ratings (A1 ~ D) KIS Ratings (A1 ~ D) NICE Investors Service(2) (A1 ~ D)	—

(1)	Redeemed in full as of December 31, 2014.
(2)	Formerly NICE Ratings.

3.	Financial Information

3.1.	Consolidated Condensed Financial Information

3.1.1.	Consolidated Statements of Financial Position

			(Unit: in millions of Won)
	As of December 31, 2014	As of December 31, 2013(1)	As of December 31, 2012(2)
Cash and due from financial institutions	15,423,847	14,792,654	10,592,605
Financial assets at fair value through profit or loss	10,757,910	9,328,742	9,559,719
Derivative financial assets	1,968,190	1,819,409	2,091,285
Loans	231,449,653	219,001,356	213,644,791
Financial investments	34,960,620	34,849,095	36,467,352
Investments in associates	670,332	755,390	934,641
Property and equipment	3,082,985	3,060,843	3,100,393
Investment property	377,544	166,259	52,974
Intangible assets	488,922	443,204	493,131
Current income tax assets	306,313	346,910	—
Deferred income tax assets	15,562	15,422	18,432
Assets held for sale	70,357	37,718	35,412
Other assets	8,783,473	7,550,596	8,760,319

Total assets	308,355,708	292,167,598	285,751,054

Financial liabilities at fair value through profit or loss	1,818,968	1,115,202	1,851,135
Derivative financial liabilities	1,797,390	1,795,339	2,054,742
Deposits	211,549,121	200,882,064	197,346,205
Debts	15,864,500	14,101,331	15,965,458
Debentures	29,200,706	27,039,534	24,270,212
Provisions	614,347	678,073	669,729
Defined benefit liabilities	75,684	64,473	83,723
Current income tax liabilities	231,907	211,263	264,666
Deferred income tax liabilities	93,211	61,816	154,303
Other liabilities	19,597,202	20,236,229	18,327,740

Total liabilities	280,843,036	266,185,324	260,987,913

Equity attributable to shareholders of the Company	27,315,092	25,982,274	24,568,619
Share capital	1,931,758	1,931,758	1,931,758
Capital surplus	15,854,510	15,854,605	15,840,300
Accumulated other comprehensive income	461,679	336,312	295,142
Retained earnings	9,067,145	7,859,599	6,501,419
Non-controlling interests	197,580	—	194,522

Total equity	27,512,672	25,982,274	24,763,141

Total liabilities and equity	308,355,708	292,167,598	285,751,054

Number of consolidated companies	112	100	93

(1)	Restated to reflect adjustments resulting from retroactive application of a change in accounting policy with respect to uncertain tax positions.
(2)	Restated as a result of retroactive application of the adoption of K-IFRS 1110 and an amendment to K-IFRS 1019.

3.1.2.	Consolidated Statements of Comprehensive Income

	(Unit: in millions of Won, except per share amounts)
	For the year ended December 31, 2014	For the year ended December 31, 2013(1)	For the year ended December 31, 2012(2)
Net interest income	6,415,775	6,522,832	7,037,783
Net fee and commission income	1,382,729	1,479,239	1,566,706
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	439,198	756,822	811,964
Net other operating income (loss)	(1,040,909)	(1,304,765)	(1,531,942)
General and administrative expenses	(4,009,694)	(3,983,564)	(3,845,610)
Operating profit before provision for credit losses	3,187,099	3,470,564	4,038,901
Provision for credit losses	(1,227,976)	(1,443,572)	(1,606,703)
Net operating profit	1,959,123	2,026,992	2,432,198
Net non-operating profit(loss)	(57,698)	(211,701)	(133,554)
Profit before income tax	1,901,425	1,815,291	2,298,644
Income tax benefit (expense)	(486,314)	(540,593)	(558,511)
Profit for the period	1,415,111	1,274,698	1,740,133
Other comprehensive income (loss) for the year, net of tax	123,863	26,902	144,719

Total comprehensive income for the year	1,538,974	1,301,600	1,884,852

Profit attributable to:	1,415,111	1,274,698	1,740,133
Shareholders of the parent company	1,400,722	1,271,502	1,731,034
Non-controlling interests	14,389	3,196	9,099

Total comprehensive income for the year attributable to:	1,538,974	1,301,600	1,884,852

Shareholders of the parent company	1,526,089	1,312,672	1,865,137
Non-controlling interests	12,885	(11,072)	19,715
Earnings per share
Basic earnings per share (Won)	3,626	3,291	4,480
Diluted earnings per share (Won)	3,611	3,277	4,467

(1)	Restated as a result of retroactive application of a change in accounting policy with respect to uncertain tax positions.
(2)	Restated as a result of retroactive application of the adoption of K-IFRS 1110 and an amendment to K-IFRS 1019

3.2.	Separate Condensed Financial Information

3.2.1.	Separate Statements of Financial Position

			(Unit: in millions of Won)
	As of December 31, 2014	As of December 31, 2013	As of December 31, 2012(1)
Cash and due from financial institutions	30,739	77,298	96,234
Loans	10,000	10,000	25,000
Investments in subsidiaries	18,557,566	18,292,443	17,944,848
Property and equipment	514	642	351
Intangible assets	8,684	10,133	9,122
Current income tax assets	—	—	—
Deferred income tax assets	4,089	4,203	3,800
Other assets	598,929	269,823	310,673

Total assets	19,210,521	18,664,542	18,390,028

Debts	—	—	—
Debentures	628,837	349,157	—
Defined benefit liabilities	803	1,433	1,384
Current income tax liabilities	222,639	209,928	257,535
Other liabilities	71,568	55,602	46,767

Total liabilities	923,847	616,120	305,686

Share capital	1,931,758	1,931,758	1,931,758
Capital surplus	13,513,809	13,513,809	13,513,809
Accumulated other comprehensive income	(4,238)	(2,715)	(2,780)
Retained earnings	2,845,345	2,605,570	2,641,555

Total equity	18,286,674	18,048,422	18,084,342

Total Liabilities and Equity	19,210,521	18,664,542	18,390,028

(1)	Restated as a result of retroactive application of an amendment to K-IFRS 1019.

3.2.2.	Separate Statements of Comprehensive Income

(Unit: in millions of Won, except per share amounts)
	For the year ended December 31, 2014	For the year ended December 31, 2013	For the year ended December 31, 2012(1)
Net interest income (expense)	(16,758)	(1,368)	2,993
Net fee and commission expense	(6,658)	(6,270)	(4,130)
Net other operating income	493,782	245,044	687,925
General and administrative expenses	(36,342)	(40,657)	(40,459)
Operating profit before provision for credit losses	434,024	196,749	646,329
Provision for credit losses	—	—	—
Operating profit (loss)	434,024	196,749	646,329
Net non-operating income(expense)	(473)	(1,346)	(312)
Profit (loss) before tax	433,551	195,403	646,017
Income tax benefit	(600)	423	1,080
Profit (loss) for the period	432,951	195,826	647,097
Other comprehensive income (loss) for the period, net of tax	(1,523)	65	(862)

Total comprehensive income (loss) for the period	431,428	195,891	646,235

Earnings (loss) per share
Basic earnings (loss) per share (Won)	1,121	507	1,675
Diluted earnings (loss) per share (Won)	1,116	505	1,670

(1)	Restated as a result of retroactive application of an amendment to K-IFRS 1019.

3.3.	Other Selected Financial Data

3.3.1.	Won-denominated Liquidity Ratio

			(Unit: in billions of Won, %)
Category	2014	2013	2012
Current assets in Won (A)	30.8	77.6	96.2
Current liabilities in Won (B)	2.2	1.3	1.6
Current ratio (A/B)	1,417.54%	5,934.85%	6,100.82%

Notes:

•	Based on K-IFRS (on a separate basis).

•	Calculated based on Won-denominated assets and liabilities due within one month (in accordance with an amendment to the Financial Holding Company Act).

3.3.2.	Selected ratios

			(Unit: %)
Category	2014	2013(1)	2012(2)
Net income as a percentage of average total assets	0.47	0.44	0.60
Net income as a percentage of average shareholders’ equity	5.26	5.02	7.26

Note: Based on K-IFRS (on a consolidated basis).

(1)	Restated as a result of retroactive application of a change in accounting policy with respect to uncertain tax positions.
(2)	Restated as a result of retroactive application of the adoption of K-IFRS 1110 and an amendment to K-IFRS 1019.

3.3.3.	20 Largest Exposures of Kookmin Bank by Borrower

(As of December 31, 2014)
Company	Credit extended *
(Unit: in billions of Won)

Hyundai Heavy Industries Co., Ltd.	908

Hyundai Steel Co., Ltd.	782

Daewoo Shipbuilding & Marine Engineering Co., Ltd.	755

LG Electronics Inc.	688

Samsung Display Co., Ltd.	665

GS Caltex Corporation	659

KT Corporation	649

Samsung Heavy Industries Co., Ltd.	612

Hyundai Capital Services, Inc.	582

Samsung Electronics Co., Ltd.	479

Hyundai Motor Company	478

SK Energy Co., Ltd.	462

Daewoo International Corporation	445

Korea Securities Finance Corp.	382

Bank of Communications Co., Ltd.	374

Kia Motors Corp.	367

LS-Nikko Copper Inc.	355

S-Oil Corporation	350

Bank of China Limited	346

CJ CheilJedang Corporation	337

Total	10,675

*	Calculated in accordance with the Detailed Regulations on Supervision of Banking Business.

3.3.4.	10 Largest Exposures of Kookmin Bank by Chaebol Group

(As of December 31, 2014)
Group	Credit extended *
(Unit: in billions of Won)

Hyundai Motor	3,896

Samsung	3,647

SK	2,353

LG	1,679

Hyundai Heavy Industries	1,576

POSCO	1,282

GS	1,183

Hanwha	894

Lotte	842

Daewoo Shipbuilding & Marine Engineering	780

Total	18,132

*	Calculated in accordance with the Detailed Regulations on Supervision of Banking Business.

3.3.5.	Kookmin Bank’s Loan Concentration by Industry

	(As of December 31, 2014)
Industry	Total Credit	Percentage of Total Credit
	(Unit: in billions of Won, %)

Manufacturing	35,305	35.7

Construction	4,441	4.5

Real estate	17,283	17.5

Retail and wholesale	14,479	14.6

Hotel, lodging and food service	6,347	6.5

Financial institutions	1,693	1.7

Other	19,286	19.5

Total	98,834	100.00

3.3.6.	Top 20 Non-Performing Loans of Kookmin Bank

		(As of December 31, 2014)
	Industry	Total Credit	Allowance for Loan Losses
	(Unit: in billions of Won)

Borrower A	Shipbuilding	119	43

Borrower B	Construction	107	63

Borrower C	Shipbuilding	81	27

Borrower D	Construction	67	48

Borrower E	Real estate and leasing	61	7

Borrower F	Construction	60	63

Borrower G	Manufacturing	53	30

Borrower H	Finance and insurance	48	47

Borrower I	Construction	42	41

Borrower J	Construction	42	33

Borrower K	Manufacturing	42	34

Borrower L	Construction	28	29

Borrower M	Real estate and leasing	25	4

Borrower N	Real estate and leasing	25	2

Borrower O	Manufacturing	25	0

Borrower P	Real estate and leasing	24	8

Borrower Q	Shipping	22	3

Borrower R	Shipping	22	3

Borrower S	Arts, sports and recreation related services	21	21

Borrower T	Shipbuilding	21	17

Total		935	523

3.4.	Other Financial Information

See Form 6-K filed by the Company on March 12, 2015, which contains the Company’s audited consolidated and separate financial statements and relevant notes as of and for the years ended December 31, 2013 and 2014 which have been prepared in accordance with K-IFRS. The Company’s audited consolidated and separate financial statements are also available on its website, www.kbfg.com.

4.	Independent Public Accountants

Audit / Review Services

Period	Auditor	Activity	Compensation(1) (in millions of Won)	Accrued Time (hours)
January 1 to December 31, 2014	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system	732	9,869
January 1 to December 31, 2013	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system	646	9,940
January 1 to December 31, 2012	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system	610	9,516

(1)	Excluding value-added taxes.

Public Company Accounting Oversight Board (“PCAOB”) Audit Services

Period	Auditor	Activity	Service Period	Compensation (in millions of Won)
January 1 to December 31, 2014	Samil PricewaterhouseCoopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2014 to April 30, 2015	487
January 1 to December 31, 2013	Samil PricewaterhouseCoopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2013 to April 30, 2014	573
January 1 to December 31, 2012	Samil PricewaterhouseCoopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2012 to April 30, 2013	540

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

As of December 31, 2014, the board of directors consisted of one executive director and seven non-executive directors. The following committees currently serve under our board of directors:

•	Board Steering Committee

•	Audit Committee

•	Management Strategy Committee

•	Risk Management Committee

•	Evaluation & Compensation Committee

•	Non-Executive Director Nominating Committee

•	Audit Committee Member Nominating Committee

5.2.	Audit Committee

The audit committee oversees our financial reporting and approves the appointment of our independent auditors and internal compliance officers. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, the plans and evaluation of internal controls and the administration of our financial affairs by the board of directors. In connection with the general meetings of shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of shareholders. The committee holds regular meetings every quarter and on an as-needed basis.

5.3.	Compensation to Directors

5.3.1.	Compensation to Directors (including Non-executive Directors) and Audit Committee Members

Total Amount Approved at the Meeting of Shareholders

		(Unit: in millions of Won)
	Total number of persons (1)	Total amount approved at shareholders’ meeting(1)	Notes
Registered Directors (including non-executive directors and audit committee members)	10(9)	2,500	—

(1)	Represents the aggregate amount for all directors (including non-executive directors). Excludes long-term incentives.

Total Amount Paid as of December 31, 2014

				(Unit: in millions of Won)
	Total number of persons(1)	Total payment (2)(4)(5)(6)(7)	Average payment per person (3)	Total amount of fair value of stock options	Notes
Registered Directors (excluding non-executive directors)	1	812	812	—	—
Non-executive Directors (excluding audit committee members)	4	323	85	—	—
Audit committee members or internal auditor	3	423	88	—	—
Total	8	1,558	162	—	—

(1)	Represents the total number of applicable persons as of December 31, 2014.
(2)	Represents the total amount paid (rounded to the nearest million) for the year ended December 31, 2014.
(3)	Represents (i) the total amount paid (rounded to the nearest million) for the year ended December 31, 2014, divided by (ii) the annualized number of applicable persons.
(4)	Payment subject to the Company’s internal policies on compensation to directors.
(5)	Includes performance based short-term incentive payment of Won 218 million, which was made in the first quarter of 2014 with respect to services performed in 2013.
(6)	In addition to the total payments as presented in the above table, Won 115 million in cash was paid to Mr. Jae Mok Cho, former non-executive director of KB Financial Group, for 3,090 shares of stock grants that were provided to Mr. Cho in 2009. (Pursuant to the Best Practice Guidelines for Outside Directors of Banking Institutions, performance-based compensation to non-executive directors, including stock grants, has been prohibited since 2010.)
(7)	In addition to the total payments as presented in the above table, we recorded Won 991 million in our income statement for the year ended December 31, 2014 with respect to performance-based stock grants, the payment and amount of which are determined in accordance with the performance of the grantees.

(i)	Stock grants were measured at fair value using the Monte Carlo Simulation Model and the following assumptions were used in fair value measurements:

				(Unit: in Won)
Series	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Series 11	1.53~4.53	2.08	35,335	36,639~36,858

(ii)	Expected volatility is based on the historical volatility of the stock price over the most recent period that is generally commensurate with the expected term of the grant. The current stock price as of December 31, 2014 was used as the underlying asset price in estimating fair value. In addition, the average three-year historical dividend rate was used as the expected dividend rate in measuring fair value.

Compensation – Individual Basis

		(Unit: in millions of Won)
Name	Position	Total Compensation(1)	Additional Compensation(2)
Young Rok Lim	Former Chairman and Chief Executive Officer	766	—

(1)	Includes performance based short-term incentive payments made in the first quarter of 2014 with respect to services performed in 2013.

Standard and Method for Calculating Compensation

Name	Category	Amount	(Unit: in millions of Won) Standard and Method for Calculating Compensation
Young Rok Lim (Former Chairman and Chief Executive Officer)	Salary	548	- Total compensation amount determined by the Evaluation & Compensation Committee, based on internal policies on compensation to directors, was divided by 12 and paid monthly.

-   Pursuant to the management compensation system and annual compensation plan as determined by the Evaluation & Compensation Committee, a short-term bonus payment, based on performance evaluation results for fiscal year 2013, was made in the first quarter of 2014.

	Compensation

-   The performance evaluation for 2013 comprised both financial and non-financial indicators. The bonus payment was calculated by applying a payment rate (0% - 100%) to the performance evaluation results. Financial indicators are composed of profitability indices (ROA, ROE), shareholder value (growth rate in market capitalization), asset quality measures (group BIS ratio) and non-financial indicators are based on the group’s mid-to-long term strategy.

	Bonus	218

-   With respect to financial indicators, we mainly took into account Won 1,261 billion in net income we recorded in 2013 by improving loan portfolio and reducing credit costs despite adverse business conditions amidst a low profitability/low growth environment while also maintaining sound asset quality with our BIS ratio at 15.38%.

-   With respect to non-financial indicators, we mainly took into account the strengthening of our subsidiaries’ core businesses through various efforts, including increasing market value of the subsidiaries as well as increasing customer value, achieving inorganic growth by pursuing the merger of Yehansoul Savings Bank with KB Savings Bank and acquisition of Woori Financial Co. Ltd. and establishing a group-wide consolidated risk management system.

	Retirement benefit	—	- N/A
	Other	—	- N/A

5.4. Affiliated Companies

5.4.1.	List of Affiliated Companies

Affiliated companies of KB Financial Group that are first-tier subsidiaries and KB Financial Group’s ownership of such companies as of December 31, 2014 are as follows.

•	Kookmin Bank (100.00%)

•	KB Kookmin Card Co., Ltd. (100.00%)

•	KB Investment & Securities Co., Ltd. (100.00%)

•	KB Life Insurance Co., Ltd. (100.00%)

•	KB Asset Management Co., Ltd. (100.00%)

•	KB Capital Co., Ltd. (52.02%)

•	KB Savings Bank Co., Ltd. (100.00%)

•	KB Real Estate Trust Co., Ltd. (100.00%)

•	KB Investment Co., Ltd. (100.00%)

•	KB Credit Information Co., Ltd. (100.00%)

•	KB Data Systems Co., Ltd. (100.00%)

6.	Directors, Senior Management and Employees

6.1. Executive Directors

As of March 27, 2015, we had one executive director. The name and position of our executive director and the number of shares of KB Financial Group’s common stock he owned as of March 27, 2015 are set forth below.

Name	Date of Birth	Position	Common Shares Owned
Jong Kyoo Yoon	October 1955	Chairman & Chief Executive Officer	5,300

6.2. Non-standing Directors

As of March 27, 2015, we had one non-standing director. The name and position of our non-standing director and the number of shares of KB Financial Group’s common stock he owned as of March 27, 2015 are set forth below.

Name	Date of Birth	Position	Common Shares Owned
Hong Lee	April 1958	Non-standing Director	459

6.3. Non-executive Directors

Our non-executive directors and the number of shares of KB Financial Group’s common stock they respectively owned as of March 27, 2015 are as follows.

Name	Date of Birth	Position	Common Shares Owned
Young Hwi Choi	October 1945	Non-executive Director	—
Woon Youl Choi	April 1950	Non-executive Director	—
Suk Ryul Yoo	April 1950	Non-executive Director	—
Michael Byungnam Lee	September 1954	Non-executive Director	—
Jae Ha Park	November 1957	Non-executive Director	—
Eunice Kyonghee Kim	March 1959	Non-executive Director	—
Jongsoo Han	October 1960	Non-executive Director	—

6.4. Senior Management

In addition to our executive director who is also our executive officer, we currently have the following ten executive officers as of March 27, 2015.

Name	Date of Birth	Position	Common Shares Owned
Jong-Hee Yang	June 1961	Deputy President (Financial Planning, Investor Relations and Human Resources)	914
Jeong Rim Park	November 1963	Deputy President (Risk Management)	540
Ki Heon Kim	October 1955	Deputy President (Digital Finance)	—
Jae-Hong Park	April 1967	Senior Managing Director (Marketing & Synergy Planning, Strategic Planning and KB Research)	—
Ki-Bum Lee	November 1957	Senior Managing Director (Audit and Information Security)	600
Young Tae Park	December 1961	Managing Director & Head of Marketing & Synergy Planning Department	450
Kyu Sul Choi	August 1960	Managing Director & Head of Investor Relations Department	1,506
Kyung Yup Cho	September 1961	Managing Director & Head of KB Research	500
Ki Hwan Kim	March 1963	Managing Director & Head of Public Relations	321
Minkyu Chung	February 1970	Managing Director & Chief Compliance Officer	2

Notes: Change in Senior Management after the reporting period

•	As of January 1, 2015, Jae-Hong Park was newly appointed as a senior managing director and Young Tae Park was newly appointed as a managing director. As of January 9, 2015, Ki Heon Kim was newly appointed as a deputy president and Ki Hwan Kim was newly appointed as a managing director. As of January 13, 2015, Jeong Rim Park was newly appointed as a deputy president. As of March 27, 2015, Hong Lee was newly appointed as a non-standing director.

6.5. Employees

The following table shows the breakdown of our employees as of December 31, 2014.

		(Unit: in millions of Won)
	Number of Employees	Average Tenure of Employees (months)	Total Payment	Average Payment per Person (1)
Total	168	31 months	17,102	102

(1)	Represents (i) the total amount paid for the year ended December 31, 2014 divided by (ii) the total number of employees as of December 31, 2014.

7.	Major Shareholders and Related Party Transactions

7.1. Major Shareholders

The following table presents information regarding holders of 5% or more of our total issued shares as of December 31, 2014.

	(Unit: shares, %)
Name	Number of Shares of Common Stock	Percentage of Total Issued Shares
Korean National Pension Service	36,383,211	9.42
The Bank of New York Mellon Corporation(1)	32,474,273	8.41

(1)	Depositary under the Company’s ADR program.

7.2.	Changes in the Largest Shareholder

(As of December 31, 2014)	(Unit: shares, %)
Name of Largest Shareholder	Date of Change in Largest Shareholder/ Date of Change in Ownership Level	Number of Shares of Common Stock	Percentage of Total Issued Shares(1)
Korean National Pension Service	September 30, 2008	17,910,781	5.03
ING Bank N.V.	October 20, 2008	18,045,337	5.06
Korean National Pension Service	October 31, 2008	21,675,810	6.08
Korean National Pension Service	December 31, 2008	23,284,404	6.53
Korean National Pension Service	February 4, 2009	23,271,087	6.53
Korean National Pension Service	March 27, 2009	22,548,541	6.33
Korean National Pension Service	May 29, 2009	19,653,362	5.52
Korean National Pension Service	July 27, 2009	19,673,220	5.52
Korean National Pension Service	September 2, 2009	21,199,372	5.49
Korean National Pension Service	December 7, 2009	20,321,051	5.26
Korean National Pension Service	December 31, 2009	20,046,217	5.19
ING Bank N.V.	January 22, 2010	19,401,044	5.02
Korean National Pension Service	July 8, 2011	23,650,699	6.12
Korean National Pension Service	December 31, 2011	26,510,171	6.86
Korean National Pension Service	March 14, 2012	27,894,880	7.22
Korean National Pension Service	August 1, 2012	31,817,770	8.24
Korean National Pension Service	December 31, 2012	33,158,257	8.58
Korean National Pension Service	June 12, 2013	34,479,641	8.92
Korean National Pension Service	July 23, 2013	35,699,841	9.24
Korean National Pension Service	December 31, 2013	38,476,974	9.96
Korean National Pension Service	October 14, 2014	36,750,987	9.51
Korean National Pension Service	December 31, 2014	36,383,211	9.42

Note: The date of change in largest shareholder / change in ownership level is the date as indicated on the public filing disclosing relevant changes in shareholdings in the Company.

(1)	Based on 386,351,693 total issued shares of common stock for dates on or after September 2, 2009, and 356,351,693 total issued shares of common stock for dates on or prior to July 27, 2009.

7.3.	Employee Stock Ownership Association

(As of December 31, 2014)	(Unit: shares)
Company Name	Number of shares	Type of shares
KB Financial Group Inc.	15,519	Common Stock
Kookmin Bank	2,264,452	Common Stock
KB Kookmin Card Co., Ltd.	104,183	Common Stock
KB Investment & Securities Co., Ltd.	15,547	Common Stock
KB Life Insurance Co., Ltd.	14,309	Common Stock
KB Asset Management Co., Ltd.	4,292	Common Stock
KB Capital Co., Ltd.	—	—
KB Savings Bank Co., Ltd.	1,017	Common Stock
KB Real Estate Trust Co., Ltd.	8,818	Common Stock
KB Investment Co., Ltd.	2,704	Common Stock
KB Credit Information Co., Ltd.	8,883	Common Stock
KB Data Systems Co., Ltd.	12,357	Common Stock

Total	2,452,081	Common Stock

7.4.	Investments in Certain Affiliated Companies

(As of December 31, 2014)				(Units: shares, millions of Won, %)
Name	Ending Balance			Total Assets as of the latest fiscal year(1)	Net Income (loss) for the latest fiscal year(1)
	Number of shares	Shareholding percentage	Book value
Kookmin Bank	404,379,116	100	14,821,721	271,252,645	1,065,927
KB Kookmin Card Co., Ltd.	92,000,000	100	1,953,175	15,886,762	333,140
KB Investment & Securities Co., Ltd.	31,588,314	100	507,212	4,063,316	25,792
KB Life Insurance Co., Ltd.	91,200,000	100	485,314	7,679,188	8,640
KB Asset Management Co., Ltd.	7,667,550	100	96,312	249,483	49,560
KB Capital Co., Ltd. (2)	11,180,630	52.02	279,870	4,047,444	32,638
KB Savings Bank Co., Ltd.(3)	8,001,912	100	157,544	765,113	(20,665)
KB Real Estate Trust Co., Ltd.	16,000,000	100	121,553	204,888	14,818
KB Investment Co., Ltd.	8,951,797	100	104,910	146,996	5,340
KB Credit Information Co., Ltd.	1,252,400	100	23,621	28,805	(1,605)
KB Data Systems Co., Ltd.	800,000	100	6,334	31,397	367

Total	—	—	18,557,566	304,356,037	1,513,952

(1)	Based on K-IFRS (on a separate basis), other than amounts for KB Savings Bank Co., Ltd., which were prepared in accordance with generally accepted accounting principles in Korea (K-GAAP) and were as of June 30, 2014. The fiscal year of KB Savings Bank Co., Ltd. ends on June 30 of each year.
(2)	KB Capital Co., Ltd. was added as a first-tier subsidiary on March 20, 2014
(3)	Yehansoul Savings Bank Co., Ltd. was added as a first-tier subsidiary on September 2, 2013, and merged into KB Savings Bank Co., Ltd. on January 13, 2014.

7.5.	Related Party Transactions

Prepayments and Loans to Subsidiaries            (Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Interest Rate	Maturity
KB Investment Co., Ltd.	Subsidiary	Loans	20	10	CD 3M + 94 bps	June 29, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: May 22, 2015	By: /s/ Jong-Hee Yang

(Signature)

	Name:	Jong-Hee Yang

	Title:	Deputy President